FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

7 October 2011

HSBC ANNOUNCES LEADERSHIP TRANSITION IN NORTH AMERICA

HSBC Holdings plc announces that Niall Booker, Group Managing Director and CEO of HSBC North America Holdings Inc., is leaving the Group.

HSBC has appointed Irene Dorner, Group General Manager, President and CEO of HSBC Bank USA, N.A., to Group General Manager, President and CEO of HSBC USA. Dorner will be responsible for the HSBC Bank and HSBC Finance businesses in the United States. Patrick Burke, Group General Manager and CEO of HSBC Finance Corporation, will report to Dorner. Dorner and Lindsay Gordon, Group General Manager, President and CEO of HSBC Bank Canada, will report to HSBC Group CEO Stuart Gulliver. The leadership changes are effective 1 November 2011, subject to regulatory approvals.

"I would like to thank Niall Booker for his many contributions to HSBC over his 30-year career, in particular the growth of our business in India under his leadership and more recently his role in reshaping our North American business to align it with our global strategy and ensuring a strong culture of compliance in the region. We wish him well in his future endeavours," said Stuart Gulliver, HSBC Group CEO. "I am delighted to have such experienced and talented Chief Executives in Irene Dorner and Lindsay Gordon in place to take the region forward," Gulliver added.

Media enquiries to:
HSBC North America
Diane Bergan	+1 224 544 3310	diane.soucy.bergan@us.hsbc.com
HSBC Group
Patrick Humphris	+44(0) 20 7992 1631	patrick.humphris@hsbc.com

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, the Middle East and Africa. With assets of US$2,691bn at 30 June 2011, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date:  7 October, 2011